November 29, 2007

VIA E-MAIL

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ITC^DeltaCom, Inc. (the “Company”)
Registration Statement on Form S-1
Filed August 31, 2007
File No. 333-145818

Form 10-K for the fiscal year ended December 31, 2006
Filed March 29, 2007

Form 10-Q for the quarter ended June 30, 2007
File No. 1-8497

Ladies and Gentlemen:

ITC^DeltaCom, Inc. (the “Company”) hereby submits supplemental information in support of its response dated November 28, 2007 to comment 1 on the reviewed filings contained in the staff’s letter to the Company dated November 19, 2007. The supplemental information is set forth directly following comment 1 duplicated below.

Form 10-K – December 31, 2006

Financial Statements

Note 2: Summary of Significant Accounting Policies, page F-9

Customer Acquisition Costs, page F-11

1. We note your response to prior comment 5. We continue to believe that the third-party installation costs are under the scope of Questions 3 and 4 of SAB Topic 13(A (3)(f). As such, the incremental direct costs incurred related to the acquisition or origination of a customer contract that may or may not generate deferred revenue, unless specifically provided for in the authoritative literature, may be either expensed as incurred or accounted for in accordance with paragraph 4 of Technical Bulletin 90-1 or paragraph 5 of Statement 91. Accordingly, if the third-party installation costs can be recovered over the initial contract term for each specific

Securities and Exchange Commission

November 29, 2007

customer (i.e. a specific contractual arrangement exists, the contractual arrangement is legally enforceable, management intends to enforce the contractual arrangement and probable and objectively supportable net margins exist during the initial term of the contractual arrangement to support the recoverability of the deferred costs), you should recognize such costs over the period of the contract. Since you amortize the installation and acquisition costs over the two-year average initial customer contract, you should revise to limit the amortization period to the initial contract term for each specific customer. You should expense any excess installation costs (the portion that cannot be recovered over the initial contract term) immediately. If you are unable to recover the installation costs, you should revise to expense such costs immediately. If a customer terminates its contract during the initial contract term, the related customer installation costs should be written off.

As indicated in its response dated November 28, 2007 to this comment, in evaluating an amortization method and life for deferred customer acquisition costs, the Company determined under the applicable guidance that utilizing a 24-month amortization period for capitalized customer installation costs is appropriate and provides both a systematic and reasonable basis for amortizing such costs. The Company noted that SFAS 91 permits the aggregation of similar contracts for purposes of recognizing net fees or costs if the resulting recognition does not differ materially from the amount that would be recognized on an individual contract basis.

As requested by the staff, the Company has provided information below to demonstrate that recognizing amortization of such costs does not differ materially from the amount that would have been recognized on an individual customer basis. Amortization expense of deferred customer acquisition costs actually recorded by the Company in fiscal year 2006 related to customer contracts sold during such period totaled $5.083 million. Such amount was based on the Company’s policy of utilizing a 24-month amortization period for such deferred costs.

Had such deferred customer acquisition costs been amortized over the actual contract lives of the customer contracts sold during that period (which had a weighted average initial contract term of 30.9 months), as adjusted for the accelerated write-off of any deferred customer acquisition costs associated with customer contracts that cancelled during the year, amortization expense associated with such deferred assets would have totaled $4.951 million.

Securities and Exchange Commission

November 29, 2007

Accordingly, the net effect of amortizing such deferred customer acquisition costs over 24 months, rather than over the actual contract lives of the customer contracts sold during that period, has been to overstate depreciation and amortization expense by $132,000, or 0.22%. Actual total depreciation and amortization expense recorded by the Company for fiscal year 2006 was $59,832,000 and would have totaled $59,700,000 if such methodology had been employed.

In addition, the net effect has also been to understate the carrying value of assets recorded to the Company’s balance sheet at December 31, 2006 by $132,000, or 0.03%. Actual carrying value of the Company’s total assets at December 31, 2006 totaled $435,582,000 and would have totaled $435,714,000 if such methodology had been employed.

Based on the foregoing, the Company was able to conclude that amortization expense of deferred customer acquisition costs, if calculated on an individual contract basis, would not have been materially different from the expense that the Company actually recorded.

Furthermore, the Company notes that its methodology for amortizing deferred customer acquisition costs based primarily on average contract periods on a straight-line basis is fully consistent with the methodology used by other registrants in the telecommunications industry for these and similar costs. The Company notes, in particular, that after raising questions about this methodology in accounting reviews of filings by at least three other industry registrants, the staff did not object to the continued use of this methodology by those registrants, each of which supported its amortization approach in response to staff comments with the same types of considerations as those discussed by the Company. The Company refers the staff to the following correspondence with the staff by the three registrants posted on the SEC’s web site:

Registrant	Letter Date
Covad Communications	May 8, 2007
US LEC Corp.	June 20, 2006
Eschelon	June 15, 2005 July 7, 2005

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Securities and Exchange Commission

November 29, 2007

If the staff would like additional information, or has any questions or comments, with respect to the foregoing matters, please contact the undersigned at telephone number 256-382-3827.

Very truly yours,

/s/ Richard E. Fish, Jr.
Richard E. Fish, Jr.
Chief Financial Officer

cc:	BDO Seidman, LLP
Hogan & Hartson L.L.P.